U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549
                             FORM 4
          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

(  ) Check this box if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instructions 1(b).

1.   Name and Address of Reporting Person:
     Rau, Eberhard W.
     34 Linnell Circle
     Nutting Lake, MA  01865

2.   Issuer Name and Ticker or Trading Symbol:
     Computer Devices, Inc. (CTDV)

3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Statement for Month/Year:
     October 1996

5.   If Amendment, Date of Original (Month/Year):

6.   Relationship of Reporting Person to Issuer (Check all applicable):
     ( ) Director         (X) Officer (Treasurer)
     ( ) 10% Owner        ( ) Other (specify below):



                                TABLE I
    Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
    ----------------------------------------------------------------------

No reporting information for this table.



                                TABLE II
     Derivative Securities Acquired, Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)
       --------------------------------------------------------------

1. Title of Derivative Security:           Option to buy Class A Common Stock.

2. Exercise Price of Derivative Security:  $0.04.

3. Transaction Date:                       October 18, 1996.

4. Transaction Code:                       J.

5. Number of Derivative Securities:        Acquired 25,000.

6. Exercisable and Expiration Dates:       The option is exercisable in
                                           cumulative increments of up to 25%
                                           each on the first through fourth
                                           anniversaries of the date of grant
                                           and expires October 18, 2001.

7. Title and Amount of Underlying Securities:     25,000 shares of Class A
                                                  Common Stock.


NOTE:     As of October 31, 1996 the reporting person held directly:
          (a) the option referred to above.
          (b) an option to buy up to 35,000 shares of Class A Common
              Stock @ $0.04 per share expiring November 10, 1997.
          (c) an option to buy up to 40,000 shares of Class A Common
              Stock @ $0.15 per share expiring November 23, 1999.
          (d) 721 shares of Class A Common Stock (convertible to 721 shares of Class B Common Stock).

          As of October 31, 1996 the reporting person held indirectly:
          (a) 916 shares of Class A Common Stock owned by spouse(convertible to 916 shares of Class B Common Stock).


S/ Eberhard W. Rau                      November 12, 1996
-------------------------------         ---------------------
**Signature of Reporting Person         Date

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).